SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TARGA RESOURCES PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
87611X105
(CUSIP Number)
Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
Tel: (212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Private Equity VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		5,777,923 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

5,777,923 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

5,777,923 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

8.5% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Private Equity IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		3,235,637 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

3,235,637 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

3,235,637 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

4.8% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus IX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		3,235,637 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

3,235,637 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

3,235,637 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

4.8% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		9,013,560 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

9,013,560 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

9,013,560 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

13.3% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		9,013,560 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

9,013,560 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

9,013,560 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

13.3% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		9,013,560 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

9,013,560 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

9,013,560 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

13.3% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		9,013,560 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

9,013,560 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

9,013,560 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

13.3% of Common Units

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		9,013,560 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

9,013,560 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

9,013,560 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

13.3% of Common Units

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 67,980,596 common units outstanding as of February 28, 2010, as reported in the Issuer’s Form 10-K for the year ended December 31, 2010.

     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common units (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), to amend the Schedule 13D filed on September 28, 2009 (as amended by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed on behalf of (a) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, Warburg Pincus Netherlands Private Equity VIII, I, C.V., a company organized under the laws of the Netherlands, WP-WP VIII Investors, L.P., a Delaware limited partnership (collectively, “WP VIII”); (b) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX” and together with WP VIII, the “Funds”); (c) Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), (d) Warburg Pincus IX, LLC, a New York limited liability company (“WP IX LLC”); (e) Warburg Pincus & Co., a New York general partnership (“WP”), (f) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP VIII and WP IX and (g) Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP VIII, WP IX, WP Partners, WP IX LLC, WP and WP LLC collectively being referred to herein as the “Warburg Pincus Reporting Persons”) to disclose the sale by Targa LP Inc. of 8,500,000 Common Units on April 14, 2010 in an underwrittern public offering. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by adding the following:
     On April 14, 2010, Targa LP Inc. sold 8,500,000 Common Units pursuant to that certain underwriting agreement dated April 9, 2010 between Targa LP Inc., the Partnership and the Underwriters (as defined therein) as filed with the SEC as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed April 14, 2010 (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, Targa LP Inc. granted the Underwriters a 30 day option to purchase up to an additional 1,275,000 Common Units to cover over-allotments, if any, on the same terms as those Common Units sold by Targa LP Inc.
Item 5. Interest in Securities of the Issuer
     Item 5 of Schedule 13D is hereby amended by restating paragraphs (a) and (b) to read as follows:
(a)	(1)	Targa GP Inc. is the record and beneficial owner of an aggregate of 9,626,129 Common Units. These holdings represent approximately 14.2% of the outstanding Common Units. Targa LP Inc. is the record and beneficial owner of an aggregate of 1,929,717 Common Units. These holdings represent approximately 2.8% of the outstanding Common Units.

	(2)	Due to their respective relationships with the Funds and each other, as of April 14, 2010, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 9,013,560 Common Units, representing approximately 13.3% of the outstanding Common Units.

(3)	Please see the information in Items 7 through 11 of the cover pages hereto for the aggregate number and percentage of Common Units that the Warburg Pincus Reporting Persons may be deemed to beneficially own. WP VIII may be deemed to share dispositive and voting power with respect to 5,777,923 Common Units, representing approximately 8.5% of the outstanding Common Units. WP IX and WP IX LLC may be deemed to share dispositive and voting power with respect to 3,235,637 Common Units, representing approximately 4.8% of the outstanding Common Units. WP Partners, WP, WP LLC and Messrs. Kaye and Landy may be deemed to share dispositive and voting power with respect to 9,013,560 Common Units, representing approximately 13.3% of the outstanding Common Units.
     The following Scheduled Persons beneficially own the indicated number of Common Units: Mr. Peter R. Kagan — 10,250 Common Units; Mr. Chansoo Joung — 10,250 Common Units. None of the Scheduled Persons beneficially owns in excess of 1% of the outstanding Common Units.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. Each of WP Partners, WP IX LLC, WP and WP LLC may be deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,013,560 Common Units the Funds may be deemed to beneficially own as of April 14, 2010. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all Common Units held by the Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     Item 5 of the Schedule 13D is hereby amended by adding the following to paragraph (c):
     (c) Other than the sale by Targa LP Inc. of 8,500,000 Common Units on April 14, 2010, which is described in Item 4 hereof, during the last sixty (60) days there were no transactions in the Common Units effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended by adding the following:
     On April 14, 2010, pursuant to the Underwriting Agreement, Targa LP Inc. sold 8,500,000 Common Units at a purchase price of $27.50 per Common Unit with an underwriting discount of $1.10 per common unit. The Underwriting Agreement is incorporated herein by reference to Exhibit 1.1 of the Partnership’s Current Report on Form 8-K filed April 14, 2010.

Pursuant to the Underwriting Agreement, Targa LP Inc. granted the Underwriters a 30 day option to purchase up to an additional 1,275,000 Common Units to cover over-allotments, if any, on the same terms as those Common Units sold by Targa LP Inc.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.1:	Underwriting Agreement between Targa LP Inc., the Partnership and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC, as Representatives of the several Underwriters, dated as of April 9, 2010 (incorporated by reference to Exhibit 1.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed April 14, 2010 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated September 28, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed September 28, 2009 (File No. 5-83048)).

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April, 15, 2010	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.*

	By:	Warburg Pincus Partners LLC,
its General Partner

	By:	Warburg Pincus & Co.,
its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner
WARBURG PINCUS PRIVATE EQUITY IX, L.P.*

	By:	Warburg Pincus IX, LLC,
its General Partner

	By:	Warburg Pincus Partners, LLC,
its sole member

	By:	Warburg Pincus & Co.,
its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS PARTNERS, LLC*

	By:	Warburg Pincus & Co.,
its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS IX, LLC*

	By:	Warburg Pincus Partners, LLC,
its sole member

	By:	Warburg Pincus & Co.,
its managing member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS & CO.*
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC*
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Member

By:	/s/ Scott A. Arenare
	Name:	Charles R. Kaye
	By:	Scott A. Arenare, Attorney-in-fact**

By:	/s/ Scott A. Arenare
	Name:	Joseph P. Landy
	By:	Scott A. Arenare, Attorney-in-fact**

*	The agreement among WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy to file jointly is incorporated by reference as Exhibit 99.1 hereto.

**	Power of Attorney given by Messrs. Kaye and Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

EXHIBIT INDEX

Exhibit 1.1:	Underwriting Agreement between Targa LP Inc., the Partnership and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC, as Representatives of the several Underwriters, dated as of April 9, 2010 (incorporated by reference to Exhibit 1.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed April 14, 2010 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated September 28, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed September 28, 2009 (File No. 5-83048)).